UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023 (Report No. 4)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On May 22, 2023, Myoung-Ok Kwon and Stig Løkke Pedersen, each a member of the Board of Directors of NLS Pharmaceutics, notified the Company of their intention to resign from the Company’s Board of Directors, effective May 22, 2023. The resignations of Ms. Kwon and Mr. Pedersen were not based on any material disagreement with the Registrant on any matter relating to its operations, policies or practice. The Registrant’s Board will designate alternate independent directors to serve on the Board at the Registrant’s next annual meeting, which is expected to be held at the end of June 2023.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: May 24, 2023	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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